SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2006

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

Incorporation by reference
This Report on Form 6-K shall be deemed to be incorporated by reference into the prospectuses included in On Track Innovations Ltd.'s Registration Statement on Form F-3 (Registration No. 333-111770), initially filed with the Securities and Exchange Commission (the “Commission”) on January 8, 2004, its Registration Statement on Form F-3 (Registration No. 333-115953), filed with the Commission on May 27, 2004, its Registration Statement on Form F-3 (Registration No. 333-121316), filed with the Commission on December 16, 2004, its Registration Statement on Form F-3 (Registration No. 333-127615), initially filed with the Commission on August 17, 2005, its Registration Statement on Form S-8 (Registration No. 333-128106), filed with the Commission on September 6, 2005, its Registration Statement on Form F-3 (Registration No. 333-130324), filed with the Commission on December 14, 2005, and its Registration Statement on Form F-3 (Registration No. 333-135742), filed with the Commission on July 13, 2006.

Press Release

OTI Reports FY 2006 Second Quarter Financial Results

Continued Revenue Growth; Substantial Reduction in Loss; Positive Cash Flow from Operating Activities

Fort Lee, NJ – August 17, 2006 – On Track Innovations Ltd. (OTI) (NASDAQ: OTIV), a global leader in contactless microprocessor-based smart card solutions for homeland security, payments, petroleum payments and other applications, today announced its consolidated financial results for the second quarter ended June 30, 2006.

—	Revenues: $10.30 million for the three months ended June 30, 2006, an increase of 32% compared to $7.80 million in the same period last year.
—	Gross Profit: $4.49 million, an increase of 62% compared to $2.76 million in the second quarter of 2005. Gross margin was 44% compared to 35% in the second quarter of 2005.
—	GAAP Net Loss: $(1.98) million, a decrease of 34% compared to $(3.01) million in the second quarter last year.
—	Non-GAAP Net Loss: $(1.19) million, a decrease of 59% compared to $(2.93) million in the second quarter last year.
—	GAAP Loss per Share: $(0.15), compared to $(0.34) in the second quarter of 2005.
—	Non-GAAP Loss per Share: $(0.09), compared to $(0.33) for the same period last year.
—	Cash flow: $682,000 from operating activities.

Non-GAAP results for the second quarter of 2006 excludes the impact of SFAS 123(R) and amortization of intangible assets. Non-GAAP results for the second quarter of 2005 excludes amortization of intangible assets. Please see the attached tables for a full reconciliation of GAAP to Non-GAAP results.

“We are making significant progress in each of our vertical markets,” said Oded Bashan, President and CEO of OTI. “We had particularly strong growth in our ID business in Q2 compared with the same quarter last year, and it reached 26% of revenue this quarter.”

“We continued to generate positive cash flow from operations this quarter, and we strengthened our balance sheet with our cash position and short-term investments reaching $54 million.”

Recent Developments

—	ASEC OTI's subsidiary was selected for electronic passports roll out in Poland
—	MasterCard Worldwide, the Metropolitan Transportation Authority, MTA New York City Transit and Citi Cards and Citibank announced the beginning of a six-month contactless payment trial in select New York City subway stations with pre-selected Citi credit card and Citibank customers. The new Citi and Citibank payment tag leverages technology from OTI.
—	OTI was selected to supply the City of Warsaw multiple application contactless cards for public transportation and parking solutions

—	OTI was awarded mass transit ticketing project to supply cards for Israel’s mass transit system
—	Chinatrust Commercial Bank, one of the largest credit card issuers in Taiwan, LAKS GmbH, a well-known Austrian watchmaker and OTI supply payment watches as part of 2006 FIFA World Cup™ promotion for MasterCard® PayPass™.
—	OTI received Company of the Year Award from Frost & Sullivan for the second consecutive year
—	OTI Tops New ABI Research Contactless Commerce Vendor Matrix Rankings

Mr. Bashan continued, “Key indicators remain positive. We expect total revenue in the second half of 2006 to be slightly higher or about the same as the first half, owing to a slight delay in the banks’ roll-out schedule for their internal reasons, which will affect our payments business. Beginning in 2007, we are targeting higher average annual growth than we have experienced in the past.”

Conference call and Webcast Information
The Company has scheduled a conference call and simultaneous Web cast for Thursday, August 17, 2006, which will be hosted by Oded Bashan, President and CEO, Guy Shafran, CFO, and Ohad Bashan, Chief Marketing Officer and President OTI America, for 10:00 AM EDT to discuss operating results and future outlook. To participate, call: 1-888-858-4723 (U.S. toll free) 1-809-245-917 (Israel toll free) 0-800-180-8316 (Germany toll free) 1-973-935-8508 (standard international) ID Code: OTI Q2 Conference call. To attend the Web cast, use the following links: http://www.otiglobal.com/content.aspx?id=226

For those unable to participate, the teleconference will be available for replay until midnight August 24th, by calling U.S: 877-519-4471 or International; 973-341-3080 and entering the PIN number # 7689609 or on the web at: http://www.otiglobal.com/content.aspx?id=226

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, OTI uses non-GAAP measures of gross profit, net income and earnings per share, which are adjustments from results based on GAAP to exclude non-cash equity-based compensation charges in accordance with SFAS 123(R) and amortization of intangible assets. OTI management believes the non-GAAP financial information provided in this release provides meaningful supplemental information regarding our performance and enhances the understanding of the Company’s on-going economic performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management uses both GAAP and non-GAAP information in evaluating and operating the business and as such deemed it important to provide all this information to investors.

About OTI
Established in 1990, OTI (NASDAQ: OTIV) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, payments, mass transit ticketing, parking and loyalty programs. OTI has a global network of regional offices to market and support its products. The company was awarded the Frost & Sullivan 2005 and 2006 Company of the Year Award in the field of smart cards. For more information on OTI, visit www.otiglobal.com.

OTI Contact:	Media Relations
Galit Mendelson	Adam Handelsman
Director of Corporate Communications	5W Public Relations
201 944 5200 ext. 111	212 999 5585
galit@otiglobal.com	ahandelsman@5wpr.com

(TABLES TO FOLLOW)

Safe Harbor for Forward-Looking Statements:
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Whenever we use words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions, we are making forward-looking statements. Because such statements deal with future events and are based on OTI’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding our goals, beliefs, future growth strategies, objectives, plans or current expectations. Forward-looking statements could be impacted by market acceptance of new and existing products and our ability to execute production on orders, as well as the other risk factors discussed in OTI’s Annual Report on Form 20-F for the year ended December 31, 2005, which is on file with the Securities and Exchange Commission. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

ON TRACK INNOVATIONS LTD
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(In thousands, except share and per share data)

	Six months ended June 30		Three months ended June 30
	2006	2005	2006	2005
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues
Sales	17,373	12,601	9,356	6,877
Licensing and transaction fees	1,983	1,744	945	919

Total revenues	19,356	14,345	10,301	7,796

Cost of Revenues
Cost of sales	10,384	9,383	5,811	5,037

Total cost of revenues	10,384	9,383	5,811	5,037

Gross profit	8,972	4,962	4,490	2,759

Operating Expenses
Research and development	3,301	2,707	1,473	1,467
Less - participation by the Office of the
Chief Scientist	-	505	-	351

Research and development, net	3,301	2,202	1,473	1,116
Selling and marketing	3,289	3,352	1,860	1,960
General and administrative	6,076	4,260	2,930	2,518
Amortization of intangible assets	368	196	182	75
Gain from sale of a subsidiary	-	(510)	-	-

Total operating expenses	13,034	9,500	6,445	5,669

Operating loss	(4,062)	(4,538)	(1,955)	(2,910)
Financial income (expenses), net	736	(104)	410	(91)
Other income (expense), net	14	4	(5)	-

Loss before taxes on income and
minority interests	(3,312)	(4,638)	(1,550)	(3,001)
Taxes on income	165	(44)	176	(7)
Minority interest	114	-	107	-
Equity in loss of affiliate	(906)	-	(710)	-

Net loss	(3,939)	(4,682)	(1,977)	(3,008)

Basic and diluted net loss per
ordinary share	$(0.31)	$(0.54)	$(0.15)	$(0.34)

Weighted average number of ordinary shares
used in computing basic
and diluted net loss per ordinary share	12,641,778	8,725,601	12,905,557	8,919,045

ON TRACK INNOVATIONS LTD
CONDENSED NON-GAAP CONSOLIDATED STATEMENT OF OPERATIONS
(In thousands, except share and per share data)

	Six months ended June 30		Three months ended June 30
	2006	2005	2006	2005
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues
Sales	17,373	12,601	9,356	6,877
Licensing and transaction fees	1,983	1,744	945	919

Total revenues	19,356	14,345	10,301	7,796

Cost of Revenues
Cost of sales	10,376	9,383	5,807	5,037

Total cost of revenues	10,376	9,383	5,807	5,037

Gross profit	8,980	4,962	4,494	2,759

Operating Expenses
Research and development	2,747	2,707	1,203	1,467
Less - participation by the Office of the
Chief Scientist	-	505	-	351

Research and development, net	2,747	2,202	1,203	1,116
Selling and marketing	3,219	3,352	1,832	1,960
General and administrative	5,439	4,260	2,625	2,518
Gain from sale of a subsidiary	-	(510)	-	-

Total operating expenses	11,405	9,304	5,660	5,594

Operating loss	(2,425)	(4,342)	(1,166)	(2,835)
Financial income (expenses), net	736	(104)	410	(91)
Other income (expense), net	14	4	(5)	-

Loss before taxes on income and
minority interests	(1,675)	(4,442)	(761)	(2,926)
Taxes on income	165	(44)	176	(7)
Minority interest	114	-	107	-
Equity in loss of affiliate	(906)	-	(710)	-

Net loss	(2,302)	(4,486)	(1,188)	(2,933)

Basic and diluted net loss per
ordinary share	$(0.18)	$(0.51)	$(0.09)	$(0.33)

Weighted average number of ordinary shares
used in computing basic
and diluted net loss per ordinary share	12,641,778	8,725,601	12,905,557	8,919,045

See next tables for full reconciliation of GAAP to Non-GAAP results.

ON TRACK INNOVATIONS LTD
RECONCILIATION BETWEEN GAAP TO NON-GAAP
STATEMENT OF OPERATIONS
(In thousands, except share and per share data)

	GAAP	Six Months Ended June 30, 2006 Adjustments		Non-GAAP
	(unaudited)	(unaudited)		(unaudited)

Revenues
Sales	$17,373	-		$17,373
Licensing and transaction fees	1,983	-		1,983

Total revenues	19,356			19,356

Cost of Revenues
Cost of sales	10,384	(8	) (a)	10,376

Total cost of revenues	10,384	(8)		10,376

Gross profit	8,972	8		8,980

Operating Expenses
Research and development	3,301	(554	) (a)	2,747
Selling and marketing	3,289	(70	) (a)	3,219
General and administrative	6,076	(637	) (a)	5,439
Amortization of intangible assets	368	(368	) (b)	-
Total operating expenses	13,034	1,629		11,405

Operating loss	(4,062)	1,637		(2,425)
Financial income, net	736	-		736
Other income, net	14	-		14

Loss before taxes on income and minority interests	(3,312)	1,637		(1,675)
Taxes on income	165	-		165
Minority interest	114	-		114
Equity in loss of affiliate	(906)	-		(906)

Net loss	$(3,939)	$1,637		$(2,302)

Basic and diluted net loss
per ordinary share	$(0.31)	$0.13		$(0.18)

Weighted average number of ordinary shares used
in computing basic and diluted net loss per
ordinary share	12,641,778			12,641,778

(a)	The effect of stock-based compensation. The Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment” on January 1, 2006 using the modified-prospective transition method.

(b)	The effect of amortization of intangible assets.

ON TRACK INNOVATIONS LTD
RECONCILIATION BETWEEN GAAP TO NON-GAAP
STATEMENT OF OPERATIONS
(In thousands, except share and per share data)

	GAAP	Three Months Ended June 30, 2006 Adjustments		Non-GAAP
	(unaudited)	(unaudited)		(unaudited)

Revenues
Sales	$9,356	-		$9,356
Licensing and transaction fees	945	-		945

Total revenues	10,301			10,301

Cost of Revenues
Cost of sales	5,811	(4	)(a)	5,807

Total cost of revenues	5,811	(4)		5,807

Gross profit	4,490	4		4,494

Operating Expenses
Research and development	1,473	(270	)(a)	1,203
Selling and marketing	1,860	(28	)(a)	1,832
General and administrative	2,930	(305	)(a)	2,625
Amortization of intangible assets	182	(182	)(b)	-
Total operating expenses	6,445	785		5,660

Operating loss	(1,955)	789		(1,166)
Financial income, net	410	-		410
Other income, net	(5)	-		(5)

Loss before taxes on income and minority interests	(1,550)	789		(761)
Taxes on income	176	-		176
Minority interest	107	-		107
Equity in loss of affiliate	(710)	-		(710)

Net loss	$(1,977)	$789		$(1,188)

Basic and diluted net loss
per ordinary share	$(0.15)	$0.06		$(0.09)

Weighted average number of ordinary shares used
in computing basic and diluted net loss per ordinary
share	12,905,557			12,905,557

(a)	The effect of stock-based compensation. The Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment" on January 1, 2006 using the modified-prospective transition method.

(b)	The effect of amortization of intangible assets.

ON TRACK INNOVATIONS LTD
RECONCILIATION BETWEEN GAAP TO NON-GAAP
STATEMENT OF OPERATIONS
(In thousands, except share and per share data)

	GAAP	Six Months Ended June 30, 2005 Adjustments	Non-GAAP
	(unaudited)	(unaudited)	(unaudited)

Revenues
Sales	$12,601	-	$12,601
Licensing and transaction fees	1,744	-	1,744

Total revenues	14,345	-	14,345

Cost of Revenues
Cost of sales	9,383	-	9,383

Total cost of revenues	9,383	-	9,383

Gross profit	4,962	-	4,962

Operating Expenses
Research and development	2,707	-	2,707
Less - participation by the Office of the
Chief Scientist	505	-	505

Research and development, net	2,202	-	2,202
Selling and marketing	3,352	-	3,352
General and administrative	4,260	-	4,260
Amortization of intangible assets	196	(196) (b)	-
Gain from sale of a subsidiary	(510)	-	(510)

Total operating expenses	9,500	196	9,304

Operating loss	(4,538)	196	(4,342)
Financial expense, net	(104)	-	(104)
Other income, net	4	-	4

Loss before taxes on income and minority interests	(4,638)	196	(4,442)
Taxes on income	(44)	-	(44)
Net loss	$(4,682)	$196	$(4,486)

Basic and diluted net loss
per ordinary share	$(0.54)	$0.03	$(0.51)

Weighted average number of ordinary shares used
in computing basic and diluted net loss per
ordinary share	8,725,601		8,725,601

(b)	The effect of amortization of intangible assets.

ON TRACK INNOVATIONS LTD
RECONCILIATION BETWEEN GAAP TO NON-GAAP
STATEMENT OF OPERATIONS
(In thousands, except share and per share data)

	GAAP	Three Months Ended June 30, 2005 Adjustments	Non-GAAP
	(unaudited)	(unaudited)	(unaudited)

Revenues
Sales	$6,877	-	$6,877
Licensing and transaction fees	919	-	919

Total revenues	7,796	-	7,796

Cost of Revenues
Cost of sales	5,037	-	5,037

Total cost of revenues	5,037	-	5,037

Gross profit	2,759	-	2,759

Operating Expenses
Research and development	1,467	-	1,467
Less - participation by the Office of the
Chief Scientist	351	-	351

Research and development, net	1,116	-	1,116
Selling and marketing	1,960	-	1,960
General and administrative	2,518	-	2,518
Amortization of intangible assets	75	(75) (b)	-
Total operating expenses	5,669	75	5,594

Operating loss	(2,910)	75	(2,835)
Financial expense, net	(91)	-	(91)
Loss before taxes on income and minority
interests	(3,001)	75	(2,926)
Taxes on income	(7)	-	(7)
Net loss	$(3,008)	$75	$(2,933)

Basic and diluted net loss
per ordinary share	$(0.34)	$0.01	$(0.33)

Weighted average number of ordinary shares used
in computing basic and diluted net loss per
ordinary share	8,919,045		8,919,045

(b)	The effect of amortization of intangible assets.

ON TRACK INNOVATIONS LTD
CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands, except share and per share data)

	June 30 2006	December 31 2005
	(Unaudited)	(Audited)

Assets

Current Assets
Cash and cash equivalents	$44,224	$29,657
Short-term investments	9,821	20,004
Trade receivables (net of allowance for doubtful
accounts of $ 785 as of March 31, 2006
and December 31, 2005)	7,502	8,350
Other receivables and prepaid expenses	2,338	3,156
Inventories	7,216	6,747

Total current assets	71,101	67,914

Severance Pay Deposits Fund	585	583

Long-Term Receivables	773	878

Investment in an affiliated company	1,701	2,607

Property, Plant and Equipment, Net	9,023	7,009

Intangible Assets, Net	4,143	1,921

Goodwill	5,766	4,146

Total Assets	$93,092	$85,058

ON TRACK INNOVATIONS LTD
CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands, except share and per share data)

	June 30 2006	December 31 2005
	(Unaudited)	(Audited)

Liabilities and Shareholders' Equity

Current Liabilities
Short-term bank credit and current maturities
of long-term bank loans	$1,441	$760
Trade payables	5,562	4,245
Other current liabilities	5,981	5,771

Total current liabilities	12,984	10,776

Long-Term Liabilities
Long-term loans, net of current maturities	1,428	1,535
Accrued severance pay	2,682	1,909
Deferred tax liabilities	1,150	293

Total long-term liabilities	5,260	3,737

Total liabilities	18,244	14,513

Minority interests	202	310

Shareholders' equity
Ordinary shares of NIS 0.1 par value: authorized -
30,000,000 shares as of June 30, 2006 and
December 31, 2005; issued 15,283,312 and 11,932,074 shares as of
June 30, 2006 and December 31, 2005, respectively;
outstanding 14,888,588 and 11,932,074 shares as of
June 30, 2006 and December 31, 2005, respectively	351	274
Additional paid-in capital	136,314	128,761
Deferred compensation	-	(833)
Accumulated other comprehensive income	119	232
Accumulated deficit	(62,138)	(58,199)

Total shareholders' equity	74,646	70,235

Total Liabilities and Shareholders' Equity	$93,092	$85,058

ON TRACK INNOVATIONS LTD CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (In thousands, except share and per share data)

	Six months ended June 30
	2006	2005
	(Unaudited)	(Unaudited)

Cash flows from operating activities
Net loss	$(3,939)	$(4,682)
Adjustments required to reconcile net loss to net cash provided
By (used in) operating activities:

Stock-based compensation related to options and shares issued to
employees and others	1,834	3,620
Equity in loss of affiliate	906	-
Gain from sale of a subsidiary	-	(510)
Amortization of intangible assets	368	254
Depreciation	814	243
Minority interests	(114)	-
Accrued severance pay, net	771	516
Increase (decrease) in deferred tax liabilities	2	(40)
Decrease (increase) in trade receivables	1,109	(2,350)
Decrease (increase) in other receivables and prepaid expenses	894	(138)
Increase in inventories	(465)	(1,635)
Increase in trade payables	1,139	2,772
Increase (decrease) in other current liabilities	(1,850)	1,356
Other, net	(397)	(9)

Net cash provided by (used in) operating activities	1,072	(603)

Cash flows from investing activities

Acquisition of a consolidated subsidiary, net of cash acquired	(23)	-
Proceeds from maturity of available -for sale securities	19,001	1,705
Purchase of available-for sale securities	(8,622)	(10,893)
Purchase of property and equipment	(2,661)	(256)
Receipts on account of loans and receivables	173	803
Other, net	3	22

Net cash provided by (used in) investing activities	7,871	(8,619)

Cash flows from financing activities
Increase (decrease) in short-term bank credit, net	823	(449)
Repayment of long-term bank loans	(376)	(439)
Proceeds from minority in subsidiary	1,941	-
Exercise of options and warrants	3,234	2,852

Net cash provided by financing activities	5,622	1,964

Effect of exchange rate changes on cash	2	(107)

Increase (decrease) in cash and cash equivalents	14,567	(7,365)
Cash and cash equivalents at the beginning of the period	29,657	23,917

Cash and cash equivalents at the end of the period	$44,224	$16,552

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) By: /s/ Oded Bashan —————————————— Oded Bashan President, Chief Executive Officer and Chairman

Date: August 17, 2006